1875 K Street, N.W.
Washington, DC 20006-1238

Tel: 202 303 1000
Fax: 202 303 2000

October 9, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares U.S. ETF Trust (the “Trust”)

(Securities Act File No. 333-179904

Investment Company Act File No. 811-22649)

Post-Effective Amendment No. 115

Ladies and Gentlemen:

On behalf of the Trust, we hereby transmit for filing with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, Post-Effective Amendment No. 115 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A.

The Amendment relates to the following fund (the “Fund”), a series of the Trust:

S0000 44971	iShares Commodities Select Strategy ETF, formerly known as iShares Commodities Strategy ETF

The previous filings relating to the Fund are:

PEA No.	Date Filed	Form Type	Automatic Effective Date
48	January 24, 2014	485APOS	75 days after filing
73	April 9, 2014	485BXT	May 9, 2014
79	May 8, 2014	485BXT	June 6, 2014
84	June 5, 2014	485BXT	July 3, 2014
90	July 2, 2014	485BXT	August 1, 2014
96	July 31, 2014	485BXT	August 29, 2014
102	August 28, 2014	485BXT	September 26, 2014
109	September 19, 2014	485APOS	60 days after filing

The Amendment is being filed pursuant to Rule 485(a) under the 1933 Act.

By separate letter, the Trust is responding to comments given by the staff of the SEC in connection with its review of the Registration Statement. Also by separate letter, the Trust is requesting acceleration of the effective date to October 10, 2014.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc: Ed Baer, Esq.
Katherine Drury
Michael Gung
Seong Kim